RECEIVED

2005 OCT 25 P 12:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 12, 2005

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

05012026

SUPPL

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.

File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated October 12, 2005 (Sales of Shares of SUMCO CORPORATION ("SUMCO") Held by Sumitomo Metal Industries, Ltd. in Connection with Listing of Shares of SUMCO on the Tokyo Stock Exchange)

M. Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

October 12, 2005

To whom it may concern

Company Name: Sumitomo Metal Industries, Ltd.
(URL http://www.sumitomometals.co.jp/)

Representative:	Hiroshi Tomono, Representative Director and President
Code Number:	5405
Listed Stock Exchanges:	Tokyo、Osaka、Nagoya、Fukuoka、Sapporo
Address:	5-33, Kitahama 4-Chome, Chuo-ku, Osaka 541-0041, Japan
Contact Information:	Toshifumi Matsui, Manager of Public Relations Group Tel: 81-3-4416-6115

Sales of Shares of SUMCO CORPORATION ("SUMCO") Held by Sumitomo Metal Industries, Ltd. ("SMI") in Connection with Listing of Shares of SUMCO on the Tokyo Stock Exchange

Today, the Tokyo Stock Exchange approved the listing of shares of SUMCO, an affiliated company of SMI, on the Tokyo Stock Exchange. In connection therewith, SMI intends to offer to sell a part of shares of SUMCO held by SMI in the domestic and international markets as follows:

1. Number of Shares to Be Sold

Twelve million two hundred ten thousand (12,210,000) shares of common stock of SUMCO

In addition to the offering for sale referred to above, the representative of the underwriters for the offering in Japan intends to offer to sell, by way of over-allotments, up to two million one hundred ninety thousand (2,190,000) shares of common stock of SUMCO which such representative intends to borrow from SMI, taking market demand into consideration. In connection with the above offering for sale by way of over-allotments, SMI will grant to such representative the option (the so-called "greenshoe option") to purchase up to two million one hundred ninety thousand (2,190,000) additional shares of common stock of SUMCO held by SMI . Further, SUMCO has resolved, at the meeting of its Board of Directors today, the issuance of nineteen million two hundred thousand (19,200,000) new shares in connection with the listing of its shares.

2. Offer Price

Not Determined

3. Number of Shares of SUMCO Held by SMI Before and After the Sale

Number of Shares Before the Sale:

Fifty million two hundred fifty thousand (50,250,000) shares

(Holding ratio: Fifty percent (50.0%))

Number of Shares After the Sale (Scheduled)*:

Thirty eight million forty thousand (38,040,000) shares

(Holding ratio: Thirty one point eight percent (31.8%))

*Please note that above numbers and ratios do not incorporate the shares to be sold upon exercise of the greenshoe option.

4. Effects on Prospected Business Results of Fiscal Year 2005

Profit or loss resulting from the sale of the shares will be announced shortly after the offer price is fixed.

<u>Company Profile of SUMCO</u>

Corporate Name	SUMCO CORPORATION
Representative	President and Director: Naoyuki Hosoda
Capital	58,500,000,000 Yen (As of January 31, 2005)
Incorporation	July 1999
Major Shareholders	Mitsubishi Materials Corporation: 50% Sumitomo Metal Industries, Ltd.: 50%
Number of Employees	3,339 (5,586 on the consolidated basis) (As of September 30, 2005)
Amount of Sales	165,100,000,000 Yen (193,100,000,000 Yen on the consolidated basis) (Fiscal Year ended January 2005)
Customers	Domestic and Foreign Major Semiconductor Device Manufacturers
Corporate Locations	Headquarter: Tokyo Manufacturing: Kyushu Plant (Imari facility and Saga facility), Kansai Plant (Ikuno facility and Amagasaki facility), Yonezawa Plant, Chitose Plant, and Noda Plant Technology and Development: Kyushu (Saga and Imari). Sales and Marketing: Tokyo, Osaka and Fukuoka Affiliated Companies: Japan: Kyushu (Saga and Imari), Noda, Akita, Wakayama, etc. Overseas: USA, UK, France, Indonesia, etc.
Business Activities (Including Those of Affiliated Companies)	Manufacture and sales of silicon wafers for semiconductor (including recycling and processing) Manufacture and sales of quartz crucibles for growing of monocrystalline silicon ingots Manufacture and sales of wafers for use in solar energy cells, etc.